September 19, 2006


VIA EDGAR AND BY HAND
---------------------

Mr. Thomas Ferraro
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street
Mail Stop 3720
Washington, DC 20549

               Re:  Responses to Comments of the Staff of
                    the Securities and Exchange Commission
                    to the Annual Report on Form 40-F
                    of Hummingbird Ltd. (File No. 0-23464)
                    --------------------------------------

Dear Mr. Ferraro:

         Set forth below are the responses of Hummingbird Ltd., a corporation organized under the laws of Canada (the "Company"), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated August 24, 2006 (the "Comment Letter"), with respect to the Annual Report on Form 40-F for the fiscal year ended September 30, 2005, filed with the Commission on December 29, 2005 (the "Annual Report").

         For the convenience of the Staff, we have numbered each of the Company's responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Mr. Thomas Ferraro
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 19, 2006
Page 2


Note 1 - Description of the Business, Basis of Presentation and Significant Accounting Policies
---------------------------------------------------------------------------
b)       Significant Accounting Policies
----------------------------------------
x)       Revenue recognition
----------------------------
1. We note your policy for recognizing revenue and that revenue is recognized when delivery has occurred based on purchase orders, contracts or other documentary evidence. Tell us what the Company's normal practice is for documenting elements and obligations of arrangements. Further explain how the timing of revenue recognition is impacted if the Company has not received evidence of an arrangement in accordance with its normal business practices. Also address in your response whether there are any customer acceptance provisions in software arrangements and how these are considered in recognizing revenue. We refer you to paragraphs 15 through 17 of SOP 97-2.

The majority of arrangements are in the form of customer purchase orders. In these arrangements the customer licenses the Company's software according to Hummingbird's End User License Agreement which electronically accompanies the software shipped to the customer.

Another common type of arrangement are signed agreements which are received for some, but not all, large revenue arrangements and for certain customers who require an agreement. In this regard, the Company has standard agreements, including a Software License, Support and Maintenance Agreement and a Professional Services Agreement. These standard agreements vary slightly from region to region to accommodate legal nuances within the various regions. These standard agreements may be modified through negotiations between the customer and the Company.

Signed quotes are the final type of arrangement and are received for some license purchases and for many post-contract customer support renewal arrangements. The customer signs and returns a valid binding quote from the Company which authorizes the arrangement as described in the quote.

Revenue would not be recognized if the Company has not received satisfactory evidence of an arrangement as described above.

The terms and conditions of the Company's standard agreements do not contain acceptance clauses. Customer acceptance provisions only exist for certain negotiated contracts. In such cases, the Company generally does not recognize revenue until customer acceptance is received. In some instances, revenue is recognized if the Company determines according to the criteria listed in TPA 5100.67 and SEC Staff Accounting Bulletin No. 104 (SAB 104), "Revenue Recognition in Financial Statements" that revenue can be recognized before formal customer acceptance has occurred.

Mr. Thomas Ferraro
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 19, 2006
Page 3


2. You disclose that post-contract customer support is recognized ratably over the period that customer support services are provided and that the amount allocated to this undelivered services is based on vendor-specific objective evidence of its fair value using the residual method. Explain how the Company has established VSOE for post-contract customer support services. In your response address the provisions of paragraphs 10 through 14 and 57 of SOP 97-2.

The fee for any arrangements with multiple elements is allocated to the various elements based on VSOE of fair value regardless of the prices stated on the customer's purchase order or contract in accordance with paragraph 10 of SOP 97-2. For post-contract customer support the renewal rate is used for most transactions to determine VSOE for the initial term of post-contract customer support as per paragraph 57 of SOP 97-2, provided the renewal rate and term are substantive. The Company believes the renewal rate represents the fair value of post-contract support since it is the price the customer is required to pay when post-contract support is sold separately and not combined with any other elements. For most transactions the renewal rate is consistently priced at the first year post-contract customer support rate plus, if possible, a small percentage increase of usually no more than 5% and the renewal rate is considered substantive based on the factors outlined in TPA 5100.54.

For arrangements where the renewal rate is not stated, VSOE for post-contract customer support for certain of the Company's business units is based on a consistent historical percentage between first year post-contract customer support and the net license sale value to the customer. For these business units, historical transactions for the previous year were analyzed and it was determined this percentage was consistent for at least 80% of the transactions. This analysis is updated annually to ensure the percentage calculation continues to be consistent.

Where sufficient VSOE for post-contract customer support does not exist because the renewal rate is not substantive and the business unit does not charge a consistent percentage, revenue from the arrangement is deferred until either VSOE is determined or all elements of the arrangement are delivered. When post-contract customer support is the only undelivered element, revenue is recognized ratably over the term of the post-contract customer support.

In some cases, VSOE may exist for other elements such as services. In these instances, provided there are no other undelivered elements for which VSOE does not exist, revenue for services is recognized as the services are performed since the services do not involve significant production, modification or customization of the software.

Mr. Thomas Ferraro
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 19, 2006
Page 4


3. It appears from your revenue recognition policy disclosure that the Company has multiple element arrangements that may include products, software licenses, post-contract customer support, consulting, training and other services. Explain the following as it relates to your products, services and multiple element arrangements:

         o  a description of your products and services;
         o whether software licenses require significant customization or modification and if so, how revenue is recognized when significant customization or modification is required;
         o whether the Company provides for term licenses, perpetual licenses or both and how revenue recognition differs for each type of license, if at all;
         o  if the Company offers term license tell us the period of the term;
         o  the general nature and terms of your multiple element arrangements;
         o how you have considered the provisions of EITF 00-21 and SOP 97-2 in accounting for multiple element arrangements;
         o  the elements included in multiple elements arrangements;
         o  how you establish VSOE for each element; and
         o the elements that are subject to the provisions of SOP 97-2 and the authoritative literature applied in recognizing revenue for element, that are not within the scope of SOP 97-2.
We may have additional comments based on your response.

Please see Annex A the attachment for a description of the Company's products and services.

None of the Company's software products require significant customization and modification and all products are considered "off-the-shelf software" as defined in paragraphs 68 to 71 of SOP 97-2. The source code for the Company's software is never modified. For this reason, the Company has not used contract accounting to recognize revenue.

During the past two fiscal years all licenses sold by the Company are perpetual licenses and term licenses are no longer sold. Prior to this time term licenses were sold in a very few instances.

The majority of the Company's multiple element arrangements involve two elements
- license and post-contract customer support and are in the form of customer purchase orders. Less common are negotiated contract arrangements which generally involve the purchase of licenses, post-contract customer support, training and consulting services. Occasionally there are arrangements involving other elements such as hardware (primarily scanning equipment) and other third party products.

Post-contract customer support is comprised of both software maintenance and technical support. Software maintenance entitles the customer to unspecified upgrades for patches, bug fixes and

Mr. Thomas Ferraro
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 19, 2006
Page 5


minor enhancements. Technical support allows the customer to contact Hummingbird directly by telephone, e-mail or the web to resolve any issues experienced with the Company's products.

In multiple element arrangements where all of the elements are within the scope of SOP 97-2 the provisions of SOP 97-2 are used to separate the elements. For arrangements which include both software and non-software elements, as determined by the guidance in EITF 03-05, the Company applies EITF 00-21 to determine if the deliverables represent separate units of accounting. If the elements can be separated, the software elements are accounted for following the guidance of SOP 97-2 while the non-software elements are accounted for under the provisions of SAB 104.

As previously stated, in most arrangements the renewal rate is used to determine VSOE for post-contract customer support provided the renewal rate and term are substantive. The Company consistently renews post-contract customer support at the first year renewal rate plus, if possible, a small percentage increase. For certain of the Company's business units, VSOE for post-contract customer support is based on a consistent historical percentage between first year post-contract customer support and the net license sale value to the customer.

For the majority of the Company's business units and geographic regions VSOE for services and training has been established. This analysis involved reviewing historic sales of services and training when these elements were sold alone to determine that these elements were sold at a consistent selling price for at least 80% of such transactions.


A.       Disclosure Controls and Procedures
-------------------------------------------

4. We note in your disclosure that in determining the effectiveness of your disclosure controls and procedures, your definition of disclosure controls and procedures is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports.

We confirm that our disclosure controls and procedures for the relevant period met all of the requirements of this section. We intend to comply with this requirement by including the following disclosure in the controls and procedures section of our periodic reports.

Mr. Thomas Ferraro
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 19, 2006
Page 6


Updated note regarding disclosure controls and procedures
---------------------------------------------------------

As of the end of the period covered by this Annual Report on Form 40-F, the Company's management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 as amended).

Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report on Form 40-F, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Company management, including the Chief Executive Officer and Chief Financial Officer, do not expect the Company's disclosure controls or the Company's internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

                                *    *    *

         The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Thomas Ferraro
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 19, 2006
Page 7


         Please telephone the undersigned or Christopher W. Morgan of our office at (416) 777-4700 if you have any questions or need any additional information.

         Kindly acknowledge your receipt of the enclosed materials by stamping the attached copy of this letter and returning it to our messenger, who has been instructed to wait.

                                                     Very truly yours,

                                                     /s/ Sally Whitehead
                                                     -------------------
                                                     Sally Whitehead


cc:  Christopher W. Morgan
       (Skadden, Arps, Slate, Meagher & Flom LLP)

     Alan Barry Litwin
     Inder P.S. Duggal
       (Hummingbird Ltd.)

Annex A: Description of Hummingbird's Products and Services
-----------------------------------------------------------


Hummingbird Products
--------------------

Hummingbird's products can be broken out into four main product lines:
Hummingbird Enterprise including RedDot products, Business Intelligence & Data Integration, LegalKEY Practice Support Solutions, and Connectivity.


Hummingbird Enterprise

Hummingbird Enterprise is a state-of the art integrated Enterprise Content Management (ECM) platform that enables organizations to unlock the value of business content and provides the foundation for building process-centric ECM solutions. Key elements of Hummingbird Enterprise feature a highly secure, scalable, and high performance framework for building content-centric business solutions for:

    o   Controlling and managing content throughout its lifecycle
    o   Streamlining, automating, auditing, and reporting on business processes
    o Implementing sound records management practices and ensuring regulatory compliance
    o Establishing team collaboration workspaces and virtual deal rooms with integrated content-centric workflow
    o Simplify capture, access, search, and retrieval of content for faster, more effective decision making

RedDot

Web Content is becoming an increasingly important component of ECM. Organizations need to stream-line content repositories to optimize efficiencies, reduce redundant tasks, and empower their content owners.

Hummingbird and RedDot customers now have an integrated Document and Web Content Management Solution that comprehensively administers the content lifecycle. With RedDot Content Management Server (CMS), Hummingbird customers can leverage strong Web content management capabilities to complement their investment in Hummingbird's ECM solutions.


Business Intelligence (BI) and Data Integration

Companies today recognize that in order to remain competitive they require solutions that leverage their data assets. The business intelligence and data integration market, sometimes also referred to as the "data analysis market" encompasses three main areas: data warehousing (framing and unifying multiple data sources in a coherent information repository), data exchange (transforming and exchanging information between disparate enterprise applications to achieve consistency between operational systems), and query and reporting (user-driven multidimensional querying, reporting, manipulating and exploring data to discover and analyze trends and patterns).

The demand for data integration and reporting technologies has surged in recent times, driven by the general business climate of increased competition. Companies in nearly every industry are looking to improve their time-to-market, customer services and operational processes by utilizing more effectively and quickly the vast amounts of data they acquired and invested in. In essence, data integration and reporting software allows companies to transform information into knowledge, enabling fast and informed business decisions. In addition, there is an ongoing trend toward decisions being made at lower levels of many organizations. Data integration and reporting software equips employees at all organizational levels with decision-support tools that reduce training time and that are tailored to their environments.


LegalKEY Practice Support Solutions

LegalKEY Practice Support Solutions provide a true end-to-end matter lifecycle management solution and proactive compliance framework.

Attorneys and support staff need technology to get out of the way and let them focus on client issues. Practical compliance methods enable attorneys and support staff to focus on matter-centric tasks while proactive compliance tools centralize and automate governance processes to manage work product throughout the matter lifecycle.

Hummingbird Enterprise for Legal with LegalKEY Practice Support Solutions helps law firms comply with a multitude of regulations, laws, governances, and procedural firm best practices throughout the matter lifecycle. By taking a holistic view to managing practice processes, firms enable attorneys and support staff to nimbly navigate compliance complexities. Attorneys can open new business faster while addressing compliance and risk issues, achieve records compliance without being records managers, and avoid malpractice losses while improving docketing efficiencies.


Connectivity

Hummingbird Connectivity seamlessly delivers enterprise mission critical data to the user desktop and is designed to bridge the gap between legacy systems and enterprise users by delivering the quickest, easiest and most secure single point of access to UNIX systems, mainframe and AS/400s.

Exceed is the most secure and popular PC X server in the market. It allows users to cost-effectively connect the powerful Microsoft Windows desktops to a wide variety of X Window enabled servers, and access high-end X applications.

HostExplorer provides high-speed desktop connectivity to enterprise hosts, including IBM Mainframe, AS/400 and UNIX systems. HostExplorer delivers a variety of terminal model types and runs with Windows 2000/XP and Windows Server 2000/2003 32-bit and 64-bit operating systems across corporate intranets and the Internet.

The Company's NFS Maestro line provides file and print services solutions for mixed PC and UNIX environments. This technology allows users to access remote data in a familiar graphical Windows environment without having to understand UNIX, NFS commands or underlying network complexities. The NFS client provides quick access to file and print services on any NFS server throughout the network. In addition, the NFS client includes a suite of TCP/IP client applications that provide networking functions. The NFS server applications make local operating system resources available to other NFS clients throughout the enterprise.

Exceed onDemand permits remote users to access back office applications, providing the full range of PC X Server functionality in an ultra-thin, two-tiered application that can be accessed through dial-up connections. Exceed onDemand is extremely light and fast, and delivers seamless, reliable, secure, flexible, robust and cost-effective access from remote locations to the many types of computing platforms in an enterprise, including UNIX, Linux, VMS, X Windows and IBM mainframes.

Connectivity SecureTerm is Hummingbird's brand new secure terminal solution. Connectivity SecureTerm preserves the legacy of UNIX applications while providing a strong set of security standards and unparalleled terminal and file transfer functionalities. Connectivity SecureTerm is the industry's first full-featured web-to-host secure shell terminal and file transfer software for Windows. It allows organization to protect sensitive corporate data by bringing strong authentication, powerful encryption and guaranteed data integrity to replace traditional non-secure network protocols.


Professional Services and Training
----------------------------------

The Company's professional services group forms a critical component of its integrated solution offering. This group is dedicated to helping customers and partners derive greater value from the Company's solutions in a timely fashion, thus maximizing the return they can generate on their technology investment. In addition to providing comprehensive, ongoing training courses, the Company's professional services group offers a wide range of customer services including: mix-and match programming services (integrating the Company's products into existing corporate applications), building data models and reports, and analyzing data and building data sources using the Company's analysis tools. By providing a wealth of expertise in all aspects of the Company's technologies, the professional services group is able to offer customers guidance through every stage of implementing the Company's products and solutions.

Service and Support
-------------------

The Company provides customers with support via telephone, e-mail and the Internet. In addition, technical support staff often make on-site visits to customers. The Company's technical support engineers not only provide assistance in diagnosing problems, but also work closely with customers to address system integration issues and to assist in increasing the efficiency and productivity of their systems. The Company maintains in-house hardware platforms and host applications from numerous vendors, in order to permit compatibility testing during product development and replication of customer problems to assist in customer support. In addition, to be able to provide better global support to all of its customers, the Company offers local technical support from its offices around the world.


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